EXHIBIT 11

COMPUTATION OF PER SHARE EARNINGS

	(in thousands, except for per share data)
	Nine Months Ended September 27

	2003	2002

Net income	$1,382	$1,240

Basic earnings per share weighted average shares	3,789	4,056

Net effect of dilutive stock options	62	107

Diluted earnings per share weighted average shares	3,851	4,163

Basic earnings per share	$.36	$.31

Diluted earnings per share	$.36	$.30